Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Lithium Americas Corp. (“Lithium Americas” or the “Company”) 400 – 900 West Hastings Street, Vancouver, BC V6C 1E5
Item 2	Date of Material Change April 17, 2024
Item 3	News Releases News releases relating to the material change referred to in this material change report were disseminated on April 18, 2024 and April 22, 2024 via GlobeNewswire.
Item 4

Summary of Material Change

On April 18, 2024, Lithium Americas announced the pricing of its previously announced underwritten public offering (the “Offering”) of 55,000,000 of its common shares (the “Common Shares”) at a price to the public of US$5.00 per Common Share (the “Issue Price”) for aggregate gross proceeds to the Company of US$275,000,000. In connection with the Offering, the Company granted the underwriters an option to purchase up to 8,250,000 additional Common Shares at the Issue Price, exercisable, in whole or in part, for up to 30 days after the closing of the Offering.

On April 22, 2024, Lithium Americas announced the closing of the Offering. The Company issued 55,000,000 Common Shares, issued at the Issue Price, for aggregate gross proceeds to the Company of US$275,000,000.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

On April 18, 2024, Lithium Americas announced the pricing of its previously announced Offering of 55,000,000 Common Shares at a price to the public of US5.00 per Common Share for aggregate gross proceeds to the Company of US$275,000,000. In connection with the Offering, the Company granted the underwriters an option to purchase up to 8,250,000 additional Common Shares at the Issue Price, exercisable, in whole or in part, for up to 30 days after the closing of the Offering.

On April 22, 2024, Lithium Americas announced the closing of the Offering. The Company issued 55,000,000 Common Shares, issued at the Issue Price, for aggregate gross proceeds to the Company of US$275,000,000.

The net proceeds from the Offering are intended to be used to fund the advancement of construction and development of the Company’s Thacker Pass lithium project in Humboldt County, Nevada (“Thacker Pass”).

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Jonathan Evans, President and Chief Executive Officer 400 – 900 West Hastings Street Vancouver, British Columbia V6C 1E5 jonathan.evans@lithiumamericas.com
Item 9	Date of Report April 25, 2024

FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this material change report includes, but is not limited to, statements related to the anticipated use of net proceeds of the Offering; the expected operations, financial results and condition of the Company; the Company’s future objectives and strategies to achieve those objectives, including the future prospects of the Company; the estimated cash flow, capitalization and adequacy thereof for the Company; the estimated costs of the development of Thacker Pass, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the General Motors Holdings LLC second tranche investment (the “Tranche 2 Investment”) and the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the permitting process in the United States for Thacker Pass; capital expenditures and programs; estimates, and any change in estimates, of the mineral resources and mineral reserves at Thacker Pass; development of mineral resources and mineral reserves; the expected benefits of the separation transaction undertaken by the Company to acquire ownership of the North American business assets of Lithium Americas Corp. (now named Lithium Americas (Argentina) Corp.) (the “Arrangement”) to, and resulting treatment of, shareholders and the Company; the anticipated effects of the Arrangement; information concerning the tax treatment of the Arrangement; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the creation of a battery supply chain in the United States to support the electric vehicle market; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on Thacker Pass; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at Thacker Pass; successful development of Thacker Pass, including successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of Thacker Pass; the expected capital expenditures for the construction of Thacker Pass; anticipated job creation and workforce hub at Thacker Pass; the expectation that the project labor agreement with North America’s Building Trades Unions for construction of Thacker Pass will minimize construction risk, ensure availability of skilled labor, address the challenges associated with Thacker Pass’s remote location and be effective in prioritizing employment of local and regional skilled craft workers, including members of underrepresented communities; the Company’s commitment to sustainable development, minimizing the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine; ability to achieve capital cost efficiencies; the Tranche 2 Investment and the potential for additional financing scenarios for Thacker Pass; the expected timetable for completing the Tranche 2 Investment; the ability of the Company to complete the Tranche 2 Investment on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals and authorizations, and the securing of sufficient available funding to complete the development of Phase 1 of Thacker Pass as required for the Tranche 2 Investment; the expected benefits of the Tranche 2 Investment; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this material change report, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, the ability to raise financing in a timely manner and on acceptable terms; the potential benefits of the Arrangement being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the risk that the Arrangement may not be tax-free for income tax purposes and potential significant tax liabilities that the Company may be exposed to if the tax-deferred spinoff rules are not met; the risk of tax indemnity obligations owed by the Company to Lithium Americas (Argentina) Corp. following the Arrangement becoming payable, including as a result of events outside of the Company’s control; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; the ability of the Company to secure sufficient additional financing, advance and develop Thacker Pass, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute Shoshone Tribe for Thacker Pass; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; increased attention to environmental, social, governance and safety (“ESG-S”) and sustainability-related matters, risks related to the Company’s public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing” (i.e., misleading information or false claims overstating potential sustainability-related benefits); risks that the Company may face regarding potentially conflicting anti-ESG- S initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for Thacker Pass, and costs for any additional exploration work at the project; estimates of mineral resources and mineral reserves, including whether mineral resources not included in mineral reserves will be further developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance Thacker Pass; the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the ATVM Loan Program process; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that such future projects and plans will proceed as anticipated; the ability of the Company to satisfy all closing conditions for the Tranche 2 Investment and complete the Tranche 2 Investment in a timely manner; the impact of the Tranche 2 Investment on dilution of shareholders and on the trading prices for, and market for trading in, the securities of the Company; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interests rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s filings with securities regulators.

The FLI contained in this material change report is expressly qualified by these cautionary statements. All FLI in this material change report speaks as of the date of this material change report. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent Annual Report on Form 20-F and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this material change report is expressly qualified by the risk factors set out in the aforementioned documents.